Exhibit 99.1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that an annual meeting (the “Meeting”) of the shareholders of LUNDIN MINING CORPORATION (the "Corporation") will be held at the Fairmont Royal York Hotel (Alberta Room), 100 Front Street West, Toronto, Ontario, on Friday, May 15, 2009 at the hour of 10:00 a.m. (Toronto time), to:

1.	receive the consolidated audited financial statements of the Corporation for the year ended December 31, 2008 and the report of the auditor thereon;

2.	elect directors for the ensuing year;

3.	appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors for the ensuing year, and to authorize the directors to fix the remuneration to be paid to the auditors; and

4.	transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

This Notice is accompanied by a Management Information Circular and form of proxy. The consolidated audited financial statements of the Corporation for the year ended December 31, 2008 have been provided to shareholders separately and are available on SEDAR at www.sedar.com.

All shareholders are entitled to attend and vote at the Meeting in person or by proxy. Registered shareholders who are unable to attend the Meeting are requested to complete, date, sign and deliver the enclosed form of proxy to Computershare Investor Services Inc. (“Computershare”), 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, Attention: Proxy Department. If a shareholder does not deliver a proxy to Computershare by 10:00 a.m. (Toronto, Ontario, time) on Wednesday, May 13, 2009 (or not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before any adjournments or postponements of the Meeting at which the proxy is to be used), or deposit it with the Secretary of the Corporation or the chairman of the Meeting prior to the time of voting at the Meeting, then the shareholder will not be entitled to vote at the Meeting by proxy.

As provided in the Canada Business Corporations Act, the directors have fixed a Record Date of April 7, 2009. Accordingly, shareholders registered on the books of the Corporation at the close of business on the April 7, 2009 are entitled to receive notice of the Meeting and to vote at the Meeting or any adjournment thereof.

If you are a non-registered shareholder and receive these materials through your broker or other intermediary, please complete and return the voting instruction form or other authorization in accordance with the instructions provided to you by your broker or intermediary.

BY ORDER OF THE BOARD

(signed)	Philip J. Wright,
President and CEO

April 14, 2009